FRAWLEY CORPORATION
5737 KANAN RD. PMB 188 AGOURA HILLS, CA 91301
Phone (8180735-6640

June 30, 2009

Ms. Cicely LaMothe
Branch Chief
United States Securities and
Exchange Commission
Washington, D.C.  20549

Re:	Frawley Corporation
Form 10-KSB for the year ended December 31, 2007
Filed on June 17, 2008
File No. 001-06436

Dear Ms. LaMothe:

We have reviewed your comment letter dated December 31, 2008 and have the following responses to your additional comments:

1)
We have updated our evaluation of the effectiveness of the design and operations of your disclosure controls and procedures as of the end of the period covered by the report.  We have concluded that the controls were not effective and have disclosed as such.  Please see the additional language explaining this conclusion in the amended Form 10-KSB.

2)	We will amend Form 10-KSB to include management’s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report.

3)	We will amend Form 10-KSB to update management’s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report.

4)	We will amend Form 10-SKB to revise the disclosure that the internal controls over financial reporting was not effective.

5)
We confirm that LaRue, Corrigan, McCormick & Teasdale LLP has changed its legal name while remaining the same legal entity it was before the name change and that they properly notified the PCAOB of their name change.

6)
We will amend Form 10-KSB to include the certifications in the exact form as outlined in Item 601(b)(31) of Regulation S-B.  We also confirm that future filings will include certification in the exact form as outlined in Item 601(b)(31) of Regulation S-B.

7)	We will amend Form 10-Q to include the certifications in the exact form as outlined in Item 601(b)(31) of Regulation S-B.

We sincerely hope that the amended language described above fully addresses the points raised in the Commission’s December 31, 2008 letter.  Please let us know you conclusion on this matter.

Sincerely,

/s/. Michael Frawley

Michael Frawley
Chief Executive Officer and Chief Financial Officer